

Erin Delacroix

CEO at DreamSpace Ventures

San Francisco Bay Area

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DreamSpace Ventures

 Academy of Art University

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500+ connections

My mission is to inspire people to be trusted change-agents within their professional and personal lives. What excites me? Breaking ground on initiatives that are the first of their kind or highly challenging. With each product effort, I keep the following top-of-mind: vision, innovative solutions, ...

A Day Made of Glass 2: Unpacked. The Story Behind...	A Day Made of Glass... Made possible by Corning. (2011)

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Experience

Founder, CEO
DreamSpace Ventures
Jun 2017 – Present · 1 yr 3 mos
San Francisco Bay Area

DreamSpace is a stealth startup bringing light to a dark hole within an industry that was seemingly complete.

LinkedIn
7 yrs 5 mos

Advisory Board Member: LinkedIn For Good Foundation
May 2013 – Present · 5 yrs 4 mos
San Francisco Bay Area

Providing insight on how to help connect members who are looking for pro bono work or to serve on a company's board.

🔗	🔗	🎥

Sr Manager, User Experience Design
Jan 2016 – Jun 2017 · 1 yr 6 mos
San Francisco Bay Area

Managed 3 core teams (Premium, Enterprise Platform, and Commerce) support all monetizable mobile/desktop apps (Recruiter, Sales Navigator, LinkedIn Learning, LookUp, and Elevate).

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Investor (only female investor in the company)
Coin, Inc.

Aug 2013 – May 2016 · 2 yrs 10 mos

San Francisco Bay Area

EXIT – Coin was acquired by Fitbit.

It's card was an innovative device that could digitally hold all the credit cards you could carry.



Technovation Judge
Iridescent

Mar 2013 – Mar 2016 · 3 yrs 1 mo

San Francisco Bay Area

The Global Technology Entrepreneurship Program supports young women, globally, between the ages of 10 - 23. It's an intensive 3-month, 50-hour curriculum, where teams of young women work together to imagine, design, and develop mobile apps. At the end of the program, they pitch their "startup" businesses to investors. Supporting tech leaders are fro... See more




Advisory Board Member
Tempo AI

Jan 2012 – Jun 2015 · 3 yrs 6 mos

Stanford Research Institute - SRI

EXIT – Tempo AI was acquired by Salesforce.

The company was a stealth mode start-up focused on mobile productivity. Incubated at SRI (inventors of the mouse, makers of Siri). Backed by a great group of Silicon Valley VCs.

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Education

Academy of Art University

Academy of Art University
Bachelor of Fine Arts - BFA, Computer Arts / New Media & Business, Honors Graduate

Annual Spring Show
I entered 33 submissions and all were accepted to be displayed

Graduate Showcase
My fitness application was nominated for best of show – I placed 2nd against a team of 5

Volunteer Experience

Iridescent

Mentor, Technovation Challenge
Iridescent
Dec 2011 – Nov 2014 • 3 yrs
Education

Excited to say, out of all of the teams in California, my young high school group of girls took 3rd place. Not bad considering they pivoted their entire product after 2/3 of the way through and completed all requirements in the remaining 1/3 of the time left. Imagine what one more week could have done!

Sometimes when you experience that "Ah ha!" moment, you just have to go for it!

Their pitch: http://tinyurl.com/Technovation-SOS

Sparked

Microvolunteer
Sparked
Sep 2011 – Aug 2012 • 1 yr
Science and Technology

Helping for profit and nonprofit businesses get things done, one request at a time.

Skills & Endorsements

Entrepreneurship · 50
Endorsed by **CHERAY UNMAN and 1 other who is highly skilled at this**
Endorsed by **3 of Erin's colleagues at LinkedIn**

Start-ups · 55
Endorsed by **Elies Campo and 1 other who is highly skilled at this**
Endorsed by **2 of Erin's colleagues at LinkedIn**

User Experience · 99+
Endorsed by **Frank Yoo and 34 others who are highly skilled at this**
Endorsed by **91 of Erin's colleagues at LinkedIn**

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Recommendations





Received (32) Given (12)

Aniruddha Kadam

Aniruddha Kadam
Design[in]
November 20, 2017, Erin was senior to Aniruddha but didn't manage directly

Erin interviewed me for one of the core design teams she founded. She set the foundation for the Internal Apps Design team at LinkedIn, which I lead today. The team has matured over time and finds its backbone in the definition as set together by Erin.

She is an inspiration for designers around, growing and managing several teams. She takes this business of inspiring people and growing talent very seriously while creating a focused vision for teams she supports. Erin is a pleasure to work with, and I'd recommend Erin for any leadership position.

Oliver Tse

Oliver Tse
Build great people. Great products follow.
August 22, 2017, Oliver worked with Erin in different groups

As a Sr Manager for UI, I've had the pleasure of collaborating with Erin on a number of efforts for LinkedIn's infrastructure tools. Erin is a design visionary. Her design thinking is far ahead of others. She does not hesitant. And, she takes lead. Frankly, she takes so much lead that she leaves everyone behind. If you are lucky to have Erin on your team, I suggest letting her run free and allow her to focus on designing 'stuff' for Big Hairy Audacious Goals! Highly recommend Erin!

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